FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13-z-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of March 2004

	Viceroy Explorations Ltd.
	Suite 520 - 700 West Pender Street
	Vancouver, B.C.
	Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

	Form 20-F: [X]	Form 40-F: [	]

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes  [	 ]		No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant:	Viceroy Explorations Ltd.
		/s/ Michele Jones

Date:	April 10, 2004

Name:		Michele Jones
		Title:	Corporate Secretary

FORM 53-901F (British Columbia)

SECURITIES ACT
Material Change Report under:
Section 85(1) of the Securities Act (British Columbia) &
Section 151 of the Securities Rules

Item 1
	Reporting Issuer

	Viceroy Exploration Ltd.
	520 - 700 West Pender
	Vancouver, BC  V6C 1G8
	(604) 669-4777
	(the "Issuer")

Item 2	Date of Material Change

March 22, 2004, being the date of the news release.

Item 3	Press Release

The press release was distributed to the B.C., Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick and Northwest Territories Securities Commissions and the TSX enture Exchange via SEDAR and through various other approved public media.

Copy of the News Release is attached hereto.

Item 4	Summary of Material Change

The Issuer announcedthat a drill contract has been signed, equipment has been mobilized and road building and drill pad preparation have begun in order to commence a 5000 metre reverse circulation (RC) drill program at its 100% owned Gualcayamo property in San Juan Province, Argentina. It is expected that drilling will commence mid- April.

The drill program has been designed to test four new that were identified from the recent surface exploration program. These argets are located in the Amelia Ines and Magdelana areas which were the initial high grade discoveries made by Anglo American in the 1980's. All targets are near surface and the maximum drill hole depth for this program is 200 metres.

The Issuer also confirms that its common shares are deemed registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") as a consequence of the completion of the plan of arrangement (the "Arrangement") whereby the Issuer acquired all of the common shares of Consolidated Trillion Resources Ltd. ("Trillion"). The Arrangement was completed on December 2, 2003. Trillion's common Shares were registered pursuant to Section 12(g) of the Exchange Act prior to the completion of the Arrangement. The Issuer's common shares are deemed registered under the Exchange Act by Rule 12g-3(a) of the Exchange Act which applies as a result of the exchange of the Issuer's common shares for Trillion common shares that was affected by the Arrangement. The Issuer is the successor issuer to Trillion in this transaction. A Form 6-K disclosing the completion of the Arrangement was filed by the Issuer with the Securities and Exchange Commission (the "SEC") on January 30, 2004.

Trillion was a foreign private issuer under the Exchange Act and filed its Annual Report on Form 20-F for its fiscal year ended June 30, 2003 with the SEC prior to the completion of the Arrangement. The Issuer continues to be a foreign private issuer under the Exchange Act and will file its Annual Report on Form 20-F with the SEC for its fiscal year ended December 31, 2003.


Item 5	Full Description of Material Change

Please see attached news release.

Item 6Reliance on Section 85(2) of the Securities Act
(British Columbia)
Reliance on Section 75(3) of the Securities Act (Ontario)

Not applicable.

Item 7 Omitted Information

	Nil.

Item 8 Senior Officer/Director

	Contact:	Michele A. Jones, Corporate Secretary
			Tel:  (604) 669-4777

Item 9	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

VICEROY EXPLORATION LTD.

Per:
"Michele A. Jones"
Michele A. Jones
Corporate Secetary

DATED at Vancouver, B.C. this 24th day of March, 2004.


TSX Venture Exchange:   VYE
OTC Bulletin Board:   VCRYF
520 - 700 West Pender Street, Vancouver, British Columbia,
Canada, V6C 1G8
Tel  604. 669.4777 / Fax  604. 696.0212
www.viceroyexploration.com


NEWS  RELEASE -  Drilling Program Ready to Commence

Vancouver, British Columbia, March 22, 2004 - Viceroy Exploration Ltd. (the "Company") is pleased to announce that a drill contract has been signed, equipment has been mobilized and road building and drill pad preparation have begun in order to commence a 5000 metre reverse circulation (RC) drill program at its 100% owned Gualcayamo property in San Juan Province, Argentina. It is expected that drilling will commence mid- April.

The drill program has been designed to test four new that were identified from the recent surface exploration program. These targets are located in the Amelia Ines and Magdelana areas which were the initial high grade discoveries made by Anglo American in the 1980's. All targets are near surface and the maximum drill hole depth for this program is 200 metres.

A fifth target which was identified from surface sampling in 2000 will also be drilled. This target is adjacent to but topographically below the existing Quebrada del Diablo (QDD) resource. Surface sampling in 2000 returned results of 3.4 g/t gold over 50 metres and 1.5 g/t gold over 60 metres.

The exploration program is under the direction of Mr. Rick Diment, P.Geo., who is a qualified person as defined by NI 43-101.

Registration of the Company's Common Shares under the United States Securities Exchange Act of 1934

The Company also confirms that its common shares are deemed registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act") as a consequence of the completion of the plan of arrangement (the "Arrangement") whereby the Company acquired all of the common shares of Consolidated Trillion Resources Ltd. ("Trillion"). The Arrangement was completed on December 2, 2003.
 Trillion's common shares were registered pursuant to Section
12(g) of the Exchange Act prior to the completion of the Arrangement. The Company's common shares are deemed registered under the Exchange Act by Rule 12g-3(a) of the Exchange Act which applies as a result of the exchange of the Company's common shares for Trillion common shares that was affected by the Arrangement. The Company is the successor issuer to Trillion in this transaction.
A Form 6-K disclosing the completion of the Arrangement was filed by the Company with the Securities and Exchange Commission (the "SEC") on January 30, 2004.

Trillion was a foreign private issuer under the Exchange Act and filed its Annual Report on Form 20-F for its fiscal year ended June 30, 2003 with the SEC prior to the completion of the Arrangement. The Company continues to be a foreign private issuer under the Exchange Act and will file its Annual Report on Form 20-F with the SEC for its fiscal year ended
December 31, 2003.

For more information on the Company and our current exploration progress, visit our website at www.viceroyexploration.com, call us at 604.669.4777, or email at info@viceroyexploration.com.

For further information contact:
Patrick G. Downey, CEO and President
Tel:  604-669-4777

TSX Venture Exchange does not accept responsibility for the Adequacy or accuracy of this release.

Forward Looking Statement
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.



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